RESULTS OF ANNUAL MEETING OF SHAREHOLDERS (UNAUDITED)

On January 13, 2004, the Annual Meeting of Shareholders of The First Israel Fund, Inc. (the "Fund") was held and the following matter was voted upon:

(1) To re-elect one director to the Board of Directors of the Fund.

Name of Director                For             Withheld
George W. Landau		2,975,061	490,791

In addition to the directors re-elected at the meeting, Enrique R. Arzac, Jonathan W. Lubell, William W. Priest,
Jr. and Steven N. Rappaport continued as directors of the Fund.

Effective January 6, 2004, Neil Gregson was appointed as
Chief Investment Officer of the Fund. Yaroslaw Aranowicz, who previously held this position, resigned effective
December 13, 2003.